UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PORTAL SOFTWARE, INC.

(Name of subject company (Issuer))

POTTER ACQUISITION CORPORATION

ORACLE SYSTEMS CORPORATION

ORACLE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	736126301
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$250,194,789	$26,771

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $4.90 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by (i) Oracle Corporation, a Delaware corporation (“Oracle”), (ii) Oracle Systems Corporation, a Delaware corporation and a wholly owned subsidiary of Oracle (“Parent”) and (iii) Potter Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.001 par value per share and the associated preferred stock purchase rights (together, the “Shares”), of Portal Software, Inc., a Delaware corporation (the “Company”), at a purchase price of $4.90 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Portal Software, Inc., a Delaware corporation. The Company’s principal executive offices are located at 10200 South De Anza Boulevard, Cupertino, CA 95014. The Company’s telephone number is (408) 572-2000.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights of the Company. The Company has represented in the Agreement and Plan of Merger, dated April 11, 2006, among Parent, Offeror and the Company that there were 43,195,525 Shares outstanding on April 6, 2006 and options to purchase 7,864,636 Shares outstanding as of April 4, 2006. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Sections 6 and 14 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” and “Dividends and Distributions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by Offeror, Parent and Oracle. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, Parent and Oracle” and Annex III to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror, Parent and Oracle,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed in this Item 5 between any of Offeror, the Company or any of their respective affiliates or subsidiaries or, to the knowledge of Offeror, any of those persons listed on Annex III to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6. Purpose of This Transaction and Plans or Proposals.

The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, Parent and Oracle” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Annex III and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror, Parent and Oracle,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Certain Conditions to Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in Sections 16 and 19 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” and “Miscellaneous,” respectively, is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 25, 2006. *
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 25, 2006 in The New York Times.
(a)(5)	Press Release issued by Parent on April 12, 2006. (1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of April 11, 2006, by and among Parent, Offeror and the Company. (2)
(d)(2)	Form of Tender and Voting Agreement entered into between Oracle Systems Corporation and each of John E. Little as Trustee for the John Little Trust, David S. Labuda as Trustee for the David S. Labuda Separate Trust U/D/T dated December 30, 1998, as a Trustee for the Labuda Community Trust U/D/T dated December 30, 1998, as a Director for the Labuda Family Foundation, and as an Individual, Bhaskar M. Gorti, Marc Aronson, Maury Austin, Larry Bercovich, J. David Martin, Richard A. Moran, Jerome M. Behar, Karen Riley, Robert K. Eulau and Robert T. Bond on April 11, 2006. (3)
(d)(3)	Amendment No. 1 to Rights Agreement, dated as of April 11, 2006, by and between Portal Software, Inc. and Computershare Trust Company, N.A. (f/k/a Equiserve Trust Company, N.A.). (4)
(d)(4)(i)	Amendment to Change in Control Severance Agreement between Portal Software, Inc. and Bhaskar M. Gorti, dated as of April 11, 2006, non-voidable as of the consummation of the Merger.
(d)(4)(ii)	Amendment to Change in Control Severance Agreement between Portal Software, Inc. and Marc Aronson, dated as of April 11, 2006, non-voidable as of the consummation of the Merger.
(d)(4)(iii)	Amendment to Change in Control Severance Agreement between Portal Software, Inc. and Dave Labuda, dated as of April 11, 2006, non-voidable as of the consummation of the Merger.
(d)(5)(i)	Post Closing Employee Payment and Retention Agreement between Portal Software, Inc. and Bhaskar M. Gorti, dated as of April 11, 2006, subject to and contingent upon the consummation of the Merger.
(d)(5)(ii)	Post Closing Employee Payment and Retention Agreement between Portal Software, Inc. and Marc Aronson, dated as of April 11, 2006, subject to and contingent upon the consummation of the Merger.
(d)(5)(iii)	Post Closing Employee Payment and Retention Agreement between Portal Software, Inc. and Dave Labuda, dated as of April 11, 2006, subject to and contingent upon the consummation of the Merger.
(g)	None.
(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to the Schedule TO-C filed by Oracle Corporation, Oracle Systems Corporation and Potter Acquisition Corporation on April 13, 2006.
(2)	Incorporated by reference to Exhibit 1 to the Schedule 13D filed by Oracle Corporation and Oracle Systems Corporation on April 21, 2006.
(3)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Oracle Corporation and Oracle Systems Corporation on April 21, 2006.
(4)	Incorporated by reference to Exhibit B to Exhibit 1 to the Schedule 13D filed by Oracle Corporation and Oracle Systems Corporation on April 21, 2006.

Item 13. Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTTER ACQUISITION CORPORATION

By:	/s/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/S/ SAFRA A. CATZ
Name:	Safra A. Catz
Title:	President and Chief Financial Officer

ORACLE CORPORATION

By:	/S/ SAFRA A. CATZ
Name:	Safra A. Catz
Title:	President and Chief Financial Officer

Dated April 25, 2006

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated April 25, 2006. *
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 25, 2006 in The New York Times.
(a)(5)	Press Release issued by Parent on April 12, 2006. (1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of April 11, 2006, by and among Parent, Offeror and the Company. (2)
(d)(2)	Form of Tender and Voting Agreement entered into between Oracle Systems Corporation and each of John E. Little as Trustee for the John Little Trust, David S. Labuda as Trustee for the David S. Labuda Separate Trust U/D/T dated December 30, 1998, as a Trustee for the Labuda Community Trust U/D/T dated December 30, 1998, as a Director for the Labuda Family Foundation, and as an Individual, Bhaskar M. Gorti, Marc Aronson, Maury Austin, Larry Bercovich, J. David Martin, Richard A. Moran, Jerome M. Behar, Karen Riley, Robert K. Eulau and Robert T. Bond on April 11, 2006. (3)
(d)(3)	Amendment No. 1 to Rights Agreement, dated as of April 11, 2006, by and between Portal Software, Inc. and Computershare Trust Company, N.A. (f/k/a Equiserve Trust Company, N.A.). (4)
(d)(4)(i)	Amendment to Change in Control Severance Agreement between Portal Software, Inc. and Bhaskar M. Gorti, dated as of April 11, 2006, non-voidable as of the consummation of the Merger.
(d)(4)(ii)	Amendment to Change in Control Severance Agreement between Portal Software, Inc. and Marc Aronson, dated as of April 11, 2006, non-voidable as of the consummation of the Merger.
(d)(4)(iii)	Amendment to Change in Control Severance Agreement between Portal Software, Inc. and Dave Labuda, dated as of April 11, 2006, non-voidable as of the consummation of the Merger.
(d)(5)(i)	Post Closing Employee Payment and Retention Agreement between Portal Software, Inc. and Bhaskar M. Gorti, dated as of April 11, 2006, subject to and contingent upon the consummation of the Merger.
(d)(5)(ii)	Post Closing Employee Payment and Retention Agreement between Portal Software, Inc. and Marc Aronson, dated as of April 11, 2006, subject to and contingent upon the consummation of the Merger.
(d)(5)(iii)	Post Closing Employee Payment and Retention Agreement between Portal Software, Inc. and Dave Labuda, dated as of April 11, 2006, subject to and contingent upon the consummation of the Merger.
(g)	None.
(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to the Schedule TO-C filed by Oracle Corporation, Oracle Systems Corporation and Potter Acquisition Corporation on April 13, 2006.
(2)	Incorporated by reference to Exhibit 1 to the Schedule 13D filed by Oracle Corporation and Oracle Systems Corporation on April 21, 2006.
(3)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Oracle Corporation and Oracle Systems Corporation on April 21, 2006.
(4)	Incorporated by reference to Exhibit B to Exhibit 1 to the Schedule 13D filed by Oracle Corporation and Oracle Systems Corporation on April 21, 2006.